Kimberly J. Decker, Esquire

Direct Dial Number: 717-399-1506

E-mail: kdecker@barley.com

August 5, 2013

Christian Windsor

Special Counsel

US Securities and Exchange Commission

100 F Street NE

Mail Stop 5100

Washington, DC 20549

Re:	Riverview Financial Corporation
Union Bancorp, Inc.
Registration Statement on Form S-4
Amendment No. 2, Filed August 5, 2013
File No. 333-188193

Dear Mr. Windsor:

The purpose of this letter is to respond to the additional comments raised in your letter, dated July 30, 2013, addressed to Messrs. Robert M. Garst, Chief Executive Officer of Riverview Financial Corporation (“Riverview”), and Mark F. Ketch, President and Chief Executive Officer of Union Bancorp, Inc. (“Union”), related to Amendment No 1 to the Registration Statement on Form S-4 of Riverview and Union referenced above.  To assist you in reviewing our response, we will precede each response below with the text of the comment set forth in your letter.

Form S-4

The Consolidation, page 36

1.         Comment:  We note your response to comment 9.  On page 43, Ambassador states that it relied upon projections provided by Union and Riverview.  Similarly, on page 60, you state that senior management teams at both Riverview and Union provided KBW with projections. As we requested in our previous letter, revise the registration statement to disclose all material non-public information provided by Union or Riverview to the other party’s financial advisor.

August 5, 2013

Alternatively, please provide your analysis supporting your conclusion that the information provided was not material non-public information.

Response:  We are conforming the language in these sections of the S-4 to  indicate that the financial advisors to each of Union and Riverview received a budget of Riverview for 2013 and a budget of Union for 2013 and 2014.  In addition, we are including the substance of these budgets in the S-4 on page 74 under a new heading “Riverview and Union Unaudited Prospective Financial Information”, along with appropriate cautionary language.  All other material, non-public information shared by either party with financial advisors has been disclosed in the financial statements included in the S-4 or was confirmatory of operations which have become historic fact and have, therefore, been disclosed in the S-4.

Union, page 38

2.         Comment:  We note your response to comment 10. We note Union’s Board rejected an offer from a second institution that appeared to project a higher per/share value for Union than the offer from Riverview. The offer also consisted of ten percent cash/90 percent stock as compared to all stock from Riverview. Please revise your disclosure on page 40 to discuss the fact that Union received a bid that might have been higher that the bid that they accepted, but that the Union Board concluded to accept Riverview’s bid and has recommended that shareholders approve the transaction. Also, please provide additional disclosure to explain the basis for the Union Board’s conclusion on page 39 that the offer from Riverview was “superior” to the proposal from the second institution.

Response:  We have included additional disclosure in the Background of the Consolidation section of the S-4 clarifying the bases on which the stated valuations were derived.  As disclosed, the valuation attributable to the Riverview proposal was based on the last reported trade price of Riverview common stock, while the value attributable to the second institution’s proposal was based upon an assertion by that institution in its indication of interest concerning its tangible book value.  In order to permit a meaningful “apples to apples” comparison of the two offers, we included as additional disclosure the report made by KBW to the Union board concerning the price at which the second institution’s common stock could be expected to trade in a public market, which resulted in a valuation below that reflected by the Riverview proposal and significantly below that asserted by the second institution.  Additionally, we have added two provisions expressly referring the reader to the section titled “Union’s Reasons for the Consolidation” for a more detailed comparison of the two offers (including on a tangible book to tangible book basis), which, when considered in their totality, support the determination by the Union board that the Riverview proposal was superior to that of the second institution and in the best interests of Union.  In addition, as further explained in the section of the S-4 discussing Union’s reasons for the merger, when the second party’s offer is valued on the same basis as Riverview’s offer (using both parties’ tangible book value and using both parties’ market value), Riverview’s offer is higher in both cases.

August 5, 2013

Certain Material Federal Income Tax Consequences, page 81

3.         Comment:  We note your response to comment 15. As we requested, state that counsel has opined that the consolidation should be treated as a reorganization under the Internal Revenue Code.

Response:  We added the following sentence to page 92:  “The opinion of Barley Snyder LLP, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, concludes that the consolidation will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.”

Exhibit 5.1 Legal Opinion

4.         Comment:  We note your response to comment 20. As we requested, please revise the opinion so that you are not assuming the legal conclusion that the issuance of Newco’s shares will be in compliance with state and federal law. It is appropriate for counsel to assume that specific actions and approvals will be obtained. We note that Newco is not yet a legal entity. Accordingly, please confirm that you will file, no later than the closing date of the offering, an unqualified opinion by post-effective amendment or on Form 8-K to the extent such filings are incorporated by reference into the registration statement.

Response:  We have revised numbered item “(3)” of our opinion to delete the phrase “and the statutory laws of the United States of America and the Commonwealth of Pennsylvania”, so that item (3) now reads as follows:  “The shares of Newco Common Stock will be issued, and the Consolidation with be consummated, in strict accordance with the terms of the Consolidation Agreement.”  In addition, we confirm that we will file, on the closing date of the consolidation(the date on which Newco will come into existence), an unqualified opinion, by post-effective amendment or on Form 8-K to the extent such filings are incorporated by reference into the registration statement.

If you need additional clarification or have additional comments, please contact the undersigned.

Sincerely,

/s/ Kimberly J. Decker
Kimberly J. Decker